UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08027383

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8-36217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kedem Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

534 Broad Hollow Road
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Z. Kedem 631-755-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 3/5/08

OATH OR AFFIRMATION

I, ____Ben Z. Kedem____________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________Kedem Capital Corporation ____________________________________, as of __December 31,________________________, 2007_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Ben Z. Kedem
Signature

President
Title

Carol Anderson
Notary Public

CAROL ANDERSON
NOTARY PUBLIC, State of New York
No. 5011124
Qualified in Nassau County
Term Expires April 12, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEDEM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

SEC Mail Processing
Section
FEB 27 2008
Washington, DC
110

INDEPENDENT AUDITOR'S REPORT

To the President of
Kedem Capital Corporation

We have audited the accompanying statement of financial condition of Kedem Capital Corporation (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kedem Capital Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 19, 2007

KEDEM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents		$161,734
Receivable from clearing broker		58,240
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $140,959 and $17,635 respectively		8,752
Other assets		30,351
TOTAL ASSETS		$259,077

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 33,029
SHAREHOLDER'S EQUITY		
Common stock, no par value; authorized 200 shares; issued and outstanding 1 share	200,000	
Retained Earnings	26,048	
TOTAL SHAREHOLDER'S EQUITY		226,048
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$259,077

The accompanying notes are an integral part of this statement.

KEDEM CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Kedem Capital Corporation (the "Company") began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in 1986. In this capacity, it executes both principal and agency transactions for itself and its customers. The Company operates on a fully disclosed basis through its clearing broker, Bear Stearns Securities Corp. ("Bear").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction. Investments in non-marketable securities are carried at historical cost.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

The Company introduces its customer transactions to Bear with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify Bear for losses that the clearing broker may sustain related to the Company's customers. After December 31, 2007, all amounts related to customer transactions were received by Bear. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by Bear pursuant to the clearance agreement. At December 31, 2007, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with Bear are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

Purchases and sales of securities are recorded on a trade date basis. Commissions are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

Investments in non-marketable securities are carried at cost, less any valuation allowance deemed necessary by management.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles generally accepted in the United States of America.

Leasehold improvements are amortized over the term of the lease.

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $151,102 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to a New York State surcharge, while the shareholder is liable for federal and state income taxes on the Company's taxable income. As a result, the financial statements reflect the minimum tax charged by the State of New York.

5. RELATED PARTY TRANSACTION

Included in other assets is a receivable of $3,777 from a corporation, which is wholly owned by the Company's shareholder.

6. COMMITMENT

The Company leases office space under a non-cancelable lease expiring December 31, 2010. Future minimum lease payments pertaining to this agreement are as follows:

Year ending	
December 31, 2008	$ 45,011
December 31, 2009	45,011
December 31, 2010	45,011
Total	$135,033

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $183,923, which exceeded the minimum requirement of $100,000 by $83,923. The Company's ratio of aggregate indebtedness to net capital ratio was .18 to 1.

END